Filed by Semper Paratus Acquisition Corporation pursuant to
Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semper Paratus Acquisition Corporation

(SEC File No. 333-274519)

Tevogen Bio Is Looking Forward to Closing Its Transaction With Semper Paratus

January 31, 2024

WARREN, N.J. – Tevogen Bio Inc (“Tevogen Bio”) is looking forward to and continues to work toward the anticipated closing of its proposed business combination with Semper Paratus Acquisition Corporation.

“Tevogen Bio’s business combination with Semper Paratus can help us achieve our goal to become the first life science company offering commercially attractive and affordable personalized T cell therapies for large patient populations in virology, oncology, and neurology, and we look forward to investors having the opportunity to join us in this mission,” said Ryan Saadi, Chief Executive Officer of Tevogen Bio. “We believe that accessible personalized therapeutics are the next frontier of medicine, and that disruptive business models are required to sustain medical innovation.”

About Tevogen Bio

Tevogen Bio is a clinical-stage specialty immunotherapy company harnessing one of nature’s most powerful immunological weapons, CD8+ cytotoxic T lymphocytes, to develop off-the-shelf, genetically unmodified precision T cell therapies for the treatment of infectious diseases, cancers, and neurological disorders, aiming to address the significant unmet needs of large patient populations. Tevogen Leadership believes that sustainability and commercial success in the current era of healthcare rely on ensuring patient accessibility through advanced science and innovative business models. Tevogen has reported positive safety data from its proof-of-concept clinical trial, and its key intellectual property assets are wholly owned by the company, not subject to any third-party licensing agreements. These assets include three granted patents and twelve pending patents, two of which are related to artificial intelligence.

Tevogen Bio is driven by a team of highly experienced industry leaders and distinguished scientists with drug development and global product launch experience.

About Semper Paratus

Semper Paratus is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Its principals possess public and private market investing experience and operational knowledge to bring value added benefits to Tevogen Bio. The Semper Paratus team has substantial experience investing in and operating businesses in multiple sectors, as well as a significant long-term track record in creatively structuring transactions to unlock and maximize value.

Forward Looking Statements

This press release contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between Semper Paratus and Tevogen Bio, including without limitation statements regarding the anticipated listing of the combined company on Nasdaq, the benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value, future financial condition and performance of Tevogen Bio and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of Semper Paratus’ public shareholders and the product candidates, products, markets, and expected future performance and market opportunities of Tevogen Bio. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed by Semper Paratus’ business combination deadline, otherwise in a timely manner, or at all, which may adversely affect the price of Semper Paratus’ securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the shareholders of Semper Paratus, the satisfaction of the minimum cash at closing requirements, including as a result of any redemptions by Semper Paratus’ shareholders, and the receipt of certain regulatory and third party approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (iv) redemptions exceeding anticipated levels or the failure to meet Nasdaq initial listing standards in connection with the consummation of the Business Combination; (v) the effect of the announcement or pendency of the Business Combination on Tevogen Bio’s business relationships, operating results, and business generally; (vi) risks that the Business Combination disrupts current plans and operations of Tevogen Bio; (vii) the outcome of any legal proceedings that may be instituted against Tevogen Bio or against Semper Paratus related to the Merger Agreement or the Business Combination ; (viii) changes in the markets in which Tevogen Bio competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (ix) changes in domestic and global general economic conditions; (x) risk that Tevogen Bio may not be able to execute its growth strategies or may experience difficulties in managing its growth and expanding operations; (xi) risks related to the ongoing COVID-19 pandemic and response; (xii) risk that Tevogen Bio may not be able to develop and maintain effective internal controls; (xiii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xiv) the failure to recognize the anticipated benefits of the Business Combination and to achieve Tevogen Bio’s commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Tevogen Bio to grow and manage growth economically and hire and retain key employees; (xv) the risk that Tevogen Bio may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xvi) the ability to develop, license or acquire new therapeutics; (xvii) the risk that Tevogen Bio will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Tevogen Bio’s business; (xix) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review, and approval and commercial development; (xx) risks associated with intellectual property protection; (xxi) Tevogen Bio’s limited operating history; and (xxii) those factors discussed in Semper Paratus’ filings with the SEC and that that are contained in the Proxy Statement/Prospectus relating to the Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement/Prospectus and other documents to be filed by Semper Paratus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Tevogen Bio and Semper Paratus may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Tevogen Bio or Semper Paratus gives any assurance that Tevogen Bio or Semper Paratus, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Semper Paratus’ or Tevogen Bio’s assessments as of any date subsequent to the date of this Current Report.

Additional Information and Where to Find It

In connection with the Merger Agreement and the Business Combination, Semper Paratus has filed materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) and the Proxy Statement/Prospectus. On or about January 11, 2024, Semper Paratus mailed the Proxy Statement/Prospectus to its shareholders. This communication is not intended to be, and is not, a substitute for the Proxy Statement/Prospectus or any other document that Semper Paratus has filed or may file with the SEC in connection with the Business Combination. The Company’s shareholders and other interested persons are advised to read the Form S-4, the Proxy Statement/Prospectus, and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain or will contain important information about Semper Paratus, Tevogen Bio, the Merger Agreement, and the Business Combination. Before making any voting or investment decision, investors and shareholders of Semper Paratus are urged to carefully read the entire Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents. Semper Paratus’ investors and shareholders will also be able to obtain copies of the Proxy Statement/Prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Semper Paratus Acquisition Corporation, 767 Third Avenue, 38th Floor, New York, NY, 10017, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

Semper Paratus, Tevogen Bio, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Semper Paratus’ shareholders with respect to the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Semper Paratus’ and Tevogen Bio’s directors and officers in Semper Paratus’ filings with the SEC, including the Form S-4 and the Proxy Statement/Prospectus.

No Offer or Solicitation

This press release is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contacts

Tevogen Communications

T: 1 877 TEVOGEN, Ext 701

communications@Tevogen.com